UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following is the text of an announcement released to the London Stock
Exchange by Royal Dutch Shell plc on March 20, 2017

ROYAL DUTCH SHELL PLC
ADDITIONAL LISTING
Royal Dutch Shell plc (“Shell”) announces that application has been made to the
UK Listing Authority and the London Stock Exchange for 47,791,678 A ordinary shares of Eur 0.07 each in the capital of Shell (the "Shares") to be admitted to the Official List of the United Kingdom Listing Authority and to be traded on the main market of the London Stock Exchange. Application will also be made to
Euronext Amsterdam for the Shares to be admitted to trading on Euronext
Amsterdam.
The Shares are to be issued as a scrip dividend alternative to receiving a cash dividend in respect of the fourth quarter 2016 interim dividend and dealings are expected to commence on March 27, 2017.
These Shares will rank pari passu with the existing issued A ordinary shares of
Eur 0.07 each.
This announcement will be available on http://www.shell.com/investor.

March 20, 2017

Mark Edwards
Deputy Company Secretary

ENQUIRIES
Shell Media Relations
International, UK, European Press: +44 20 7934 5550

Shell Investor Relations
Europe: + 31 70 377 4540
United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State.

................................................................................

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and
333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: March 20, 2017	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary